Mail Stop 4561

September 7, 2007

John A. Moore
President and Chief Executive Officer
Acorn Factor, Inc.
200 Route 17
Mahwah, New Jersey 07430

> Re: **Acorn Factor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 9, 2007**
> **File No. 333-143421**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on August 9, 2007**
> **File No. 333-138109**

Dear Mr. Moore:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in marked courtesy copies of your filings that were provided to us by counsel.

General

1.   We continue to arrive at different figures for the selling stockholder tables and the outside front cover page of each prospectus. Please add a line to each of your tables totaling the column entitled "Shares Being Offered." Ensure that the total shares offered disclosure on the cover pages reconciles with the shares offered columns of the selling stockholder tables.

2.   There is a discrepancy between the two registration statements in the number of shares being represented as beneficially owned by your largest selling shareholder, Hank J. Wolfert & Susie L. Wolfert JT TEN. Please revise or clarify.

Registration Statement on Form S-1

General

3.   We refer to our prior letter dated July 10, 2007. Please include in the registration
        statement the information you have provided in response to comments 4, 5, 6, 8,
        9, and 10. Please make any specific revisions requested below prior to adding the
        disclosure to your registration statement.

4.   In the table you furnished in response to comment 5 of our letter dated July 10,
        2007, please add, after each listed natural person, the name of the institution with
        which the natural person is associated. With respect to the warrant valuation,
        please direct shareholders to the page of the filing where detailed information
        regarding your valuation of the warrants may be found.

5.   In the table you furnished in response to comment 6 of our letter dated July 10,
        2007, please complete the final column.

6.   Please tell us why you did not address the warrants in response to comment 7 of
        our letter dated July 10, 2007.

7.   Please tell us why you have specifically excluded the warrants from your response
        to comment 8 of our letter dated July 10, 2007.

8.   We refer to comment 12 of our letter dated July 10, 2007. Please explain the
        reference to exhibit 4.11 of the registration statement appearing in your response
        to that comment.

        As appropriate, please amend your registration statements in response to these
comments. You may wish to provide us with marked copies of the amendments to
expedite our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. We may have additional comments
based on reviewing your amendments and responses to our comments.

Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (212) 986-2399
Sheldon Krause, Esq.
Eilenberg Krause & Paul LLP